Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Och-Ziff Capital Management Group LLC for the registration of its Class A Shares, Preferred Shares, Depository Shares, Warrants, Subscription Rights, Purchase Contracts and Purchase Units and to the incorporation by reference therein of our reports dated February 28, 2011, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of Och-Ziff Capital Management Group LLC, included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

November 15, 2011